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                                                                Exhibit 99(i)(3)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - - - -x
RUTH GRENING,
on behalf of herself and all             :
others similarly situated,                       Civil Action No. 17668NC
                                         :
                           Plaintiff,
                                         :
               -against-                         CLASS ACTION COMPLAINT
                                         :
THOMAS M. BEGEL, ANDREW M.
WELLER, CAMILLO SANTOMERO, R.            :
PHILIP SILVER, and FRANCIS A. STROBLE,
TRANSPORTATION TECHNOLOGIES              :
INDUSTRIES, INC.,
                                         :
                           Defendants.
- - - - - - - - - - - - - - - - - - - - -x


                  Plaintiff, by her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

                  1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Transportation Technologies Industries, Inc. ("Transportation Technologies" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks injunctive relief herein, INTER ALIA, to enjoin the implementation of a transaction whereby a management-led investor group would buy all of the outstanding publicly-held shares of Transportation Technologies in a transaction valued at approximately $200 million. Alternatively, in the event that the proposed transaction is


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implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

                  2. The offer is being advanced through unfair procedures and the consider ation offered is an unfair price and does not constitute a maximization of stockholder value for the public shareholders. The proposed price is designed to benefit members of management to the detriment of the Company's public stockholders.

                  3. Further, defendants have breached their fiduciary duties owed to Transpor tation Technologies' public stockholders to take all necessary steps to ensure that the stockhold ers will receive the maximum value realizable for their shares in any acquisition of the Company's assets. In the context of this action, the Board must take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alterna tives which will return greater or equivalent value to the plaintiff and the Class.

                                   THE PARTIES

                  4. Plaintiff is and, at all relevant times, has been the owner of shares of Transportation Technologies common stock.

                  5. Defendant Transportation Technologies, Inc.
("Transportation Technologies" or the "Company") is a corporation organized under the laws of Delaware with its principal executive offices located at 980 North Michigan Avenue, Suit 1000, Chicago, IL 60611. Transportation Technologies, through its subsidiaries, is the leading manufacturer of components for trucks and buses. Transportation Technologies has approximately 10 million shares of


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common stock outstanding and hundreds of stockholders of record. Transportation
Technologies' stock trades over NASDAQ National Market System.

                  6. Defendant Thomas M. Begel ("Begel") is, and was at all relevant times, Chief Executive Officer, President, and Chairman of the Board of Transportation Technologies. As of March 17, 1999, Begel held approximately 4.61% of the Company's outstanding stock.

                  7. Defendant Andrew M. Weller ("Weller") is, and was at all relevant times, the Chief Financial Officer, Executive Vice President, and a Director of Transportation Technol ogies. As of March 17, 1999, Weller held approximately 1.36% of the Company's outstanding stock.

                  8. Defendant Camillo Santomero is, and was at all relevant times, a Director of Transportation Technologies.

                  9. Defendant R. Philip Silver is, and was at all relevant times, a Director of Transportation Technologies.

                  10. Defendant Francis A. Stroble is, and was at all relevant times, a Director of Transportation Technologies.

                  11. The individuals described in paragraphs 6 through 10 are referred to as the Individual Defendants.

                  12. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

                            CLASS ACTION ALLEGATIONS

                  13. Plaintiff brings this action on her own behalf and as a class action, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust,


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corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

                  14. This action is properly maintainable as a class action.

                  15. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 10 million shares of common stock. There are hundreds of record and beneficial stockholders.

                  16. There are questions of law and fact common to the Class including, INTER ALIA, whether:

                           (a) defendants have breached and will continue to
breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

                           (b) plaintiff and the other members of the Class
would be irreparably damaged by the wrongs complained of herein.

                  17. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representatives of the Class.

                  18. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter


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be dispositive of the interests of the other members not parties to the adjudications or substan tially impair or impede their ability to protect their interests.

                  19. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

                  20. On December 13, 1999, the BUSINESS WIRE reported that Transportation Technologies had received a definitive offer to be acquired in a management-led buyout by a group that included defendants Begel and Weller.

                  21. The buyout group specifically proposed to acquire all of the publicly-held stock not already controlled by members of that group for a price of $20.00 per share in cash.

                  22. The management-led takeover was announced on the heels of Transporta tion Technologies reporting strong revenue and operating earnings for the third quarter of 1999 as a result of increased revenues and successful reduction of interest expense. Begel had recently outlined the Company's plans for continued acquisition in the heavy duty truck component business stating that "Transportation Technologies is now positioned as one of the largest suppliers to the medium and heavy duty truck industry."

                  23. The buyout group now seeks to take advantage of Transportation Technologies' future growth and capture such value for itself to the detriment of the Company's public shareholders at a price which is wholly inadequate.

                  24. Defendants have breached their fiduciary obligations to Transportation Technologies' stockholders to maximize shareholder value.


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                  25. Because the investor group includes members of management, the buyout group was in a position to, and in fact did, dictate the terms of the proposed transaction.

                  26. The proposed transaction is grossly unfair, inadequate and provides value to Transportation Technologies' stockholders substantially below the fair or inherent value of the Company. Taking into account Transportation Technologies' asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Transportation Technologies is materially greater than the consideration contemplated by the proposed transaction price.

                  27. The proposed transaction is wrongful, unfair, and harmful to Transporta tion Technologies' public stockholders, and will deny them their right to share proportionately in the true value of Transportation Technologies' valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the investor group.

                  28. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Transportation Technologies' assets and businesses.

                  29. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Transportation Technologies' valuable assets and businesses, all to the irreparable harm of the Class.

                  30. Plaintiff and the Class have no adequate remedy of law.

                  WHEREFORE, plaintiff prays for judgment and relief as follows:


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                           (a) declaring that this lawsuit is properly
maintainable as a class action and certifying plaintiff as a representative of the Class;

                           (b) declaring that the defendants and each of them
have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

                           (c) preliminarily and permanently enjoining
defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;

                           (d) in the event the proposed transaction is
consummated, rescinding it and setting it aside;

                           (e) awarding compensatory damages against defendants,
jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                           (f) awarding plaintiff and the Class their costs and
disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and


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                           (g) granting such other and further relief as may be
just and proper.

                                        ROSENTHAL MONHAIT GROSS
                                                 & GODDESS, P.A.

                                   By:  ________________________________________
                                        Norman M. Monhait
                                        Suite 1401, Mellon Bank Center
                                        919 Market Street
                                        Wilmington, Delaware 19899
                                        (302) 656-4433

                                        Attorneys for Plaintiff

OF COUNSEL:

WECHSLER HARWOOD
     HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400

December 14, 1999


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